       As filed with the Securities and Exchange Commission on June 28, 1994
- - --------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC  20549

                                   -------------

                                    FORM 11-K


                                    ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


(Mark One):

  X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
 ---    OF 1934 [FEE REQUIRED].


For the fiscal year ended December 31, 1993
                          -----------------
                                       OR

  --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].


For the transition period from                      to
                               ---------------------   ------------------
Commission file number      1-9390
                      ------------------



                                   -------------

                    CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN
                             (Full title of the Plan)


                                   -------------

                                  FOODMAKER, INC.
            (Name of issuer of the securities held pursuant to the Plan)


                                  9330 Balboa Avenue
                                 San Diego, CA  92123
                         (Address of principal executive offices)

                     CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                        Financial Statements and Schedules

                            December 31, 1993 and 1992

                   (With Independent Auditors' Report Thereon)

                     CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                            December 31, 1993 and 1992

                                 TABLE OF CONTENTS




                                                                 Page Number
                                                                 -----------

Independent Auditors' Report                                          1

Statements of Net Assets Available for Plan Benefits
  as of December 31, 1993 and 1992                                    2

Statements of Changes in Net Assets Available for Plan
  Benefits for the years ended December 31, 1993 and 1992             4

Notes to Financial Statements                                         6

Schedule I - Schedule of Investments                                  9

Schedule II - Reportable Transactions                                 10

                          Independent Auditors' Report
                          ----------------------------

The Participants and the
      Administrative Committee
Chi-Chi's, Inc. Future $avings Plus Plan:


We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Chi-Chi's, Inc. Future $avings Plus Plan (the "Plan") as of December 31, 1993 and 1992, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two-year period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in this audit of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statments taken as a whole.



                                        KPMG PEAT MARWICK

San Diego, California
May 27, 1994

                          CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                    Statements of Net Assets Available for Plan Benefits
                                      (in thousands)

                                                                       December 31, 1993
                                    --------------------------------------------------------------------------------------

                                                  Fixed                      FMI        Dreyfus
                                     Equity       Income       Growth       Common        Bond      Loans to
                                      Fund         Fund         Fund      Stock Fund      Fund     Participants     Total
                                     ------       ------       ------     ----------     ------    ------------    ------
Interest and dividends receivable   $     -            7            -            -            -            -            7
                                      -----        -----        -----        -----        -----        -----        -----
Contributions receivable:
     Employee                             7            7           10            1            4            -           29
     Employer                             3            2            3            -            1            -            9
                                      -----        -----        -----        -----        -----        -----        -----
                                         10            9           13            1            5            -           38
                                      -----        -----        -----        -----        -----        -----        -----
Investments:
     Short-term investments               -            -            -            -            -            -            -
     Common stocks                    1,128            -          804           36            -            -        1,968
     Government bonds                     -            -            -            -          151            -          151
     Insurance company contracts          -        1,185            -            -            -            -        1,185
     Notes receivable from
       participants                       -            -            -            -            -          223          223
                                      -----        -----        -----        -----        -----        -----        -----
                                      1,128        1,185          804           36          151          223        3,527
                                      -----        -----        -----        -----        -----        -----        -----
        Total assets                  1,138        1,201          817           37          156          223        3,572

Liabilities - transfers due to
     (from) other funds                  (5)           1            6           (2)           -            -            -
                                      -----        -----        -----        -----        -----        -----        -----

        Net assets available for
        plan benefits               $ 1,143        1,200          811           39          156          223        3,572
                                      =====        =====        =====        =====        =====        =====        =====














                See accompanying notes to financial statements.      (continued)

                          CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                                      (in thousands)

                                                                       December 31, 1992
                                    --------------------------------------------------------------------------------------

                                                  Fixed                      FMI        Dreyfus
                                     Equity       Income       Growth       Common        Bond      Loans to
                                      Fund         Fund         Fund      Stock Fund      Fund     Participants     Total
                                     ------       ------       ------     ----------     ------    ------------    ------
Interest and dividends receivable   $     -            5            -            -            -            -            5
                                      -----        -----        -----        -----        -----        -----        -----
Contributions receivable:
     Employee                            12           13            9            -            -            -           34
     Employer                             4            5            4            -            -            -           13
                                      -----        -----        -----        -----        -----        -----        -----
                                         16           18           13            -            -            -           47
                                      -----        -----        -----        -----        -----        -----        -----
Investments:
     Short-term investments               3            8            1            -            -            -           12
     Common stocks                      776            -          531            -            -            -        1,307
     Government bonds                     -            -            -            -            -            -            -
     Insurance company contracts          -          919            -            -            -            -          919
     Notes receivable from
       participants                       -            -            -            -            -          121          121
                                      -----        -----        -----        -----        -----        -----        -----
                                        779          927          532            -            -          121        2,359
                                      -----        -----        -----        -----        -----        -----        -----
        Total assets                    795          950          545            -            -          121        2,411

Liabilities - transfers due to
     (from) other funds                  38            7           (1)         (15)         (29)           -            -
                                      -----        -----        -----        -----        -----        -----        -----

        Net assets available for
        plan benefits               $   757          943          546           15          29           121        2,411
                                      =====        =====        =====        =====        =====        =====        =====












                See accompanying notes to financial statements.

                          CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

               Statements of Changes in Net Assets Available for Plan Benefits
                                         (in thousands)


                                                                 Year Ended December 31, 1993
                                    --------------------------------------------------------------------------------------

                                                  Fixed                      FMI        Dreyfus
                                     Equity       Income       Growth       Common        Bond      Loans to
                                      Fund         Fund         Fund      Stock Fund      Fund     Participants     Total
                                     ------       ------       ------     ----------     ------    ------------    ------
Contributions:
     Employee                       $   288          280          249           23          103            -          943
     Employer                            94          117           78            7           32            -          328
                                      -----        -----        -----        -----        -----        -----        -----
                                        382          397          327           30          135            -        1,271

Investment income:
     Dividends                           34            -            7            -            -            -           41
     Interest                             6           90            6            8            8            -          118
                                      -----        -----        -----        -----        -----        -----        -----
                                         40           90           13            8            8            -          159
                                      -----        -----        -----        -----        -----        -----        -----
Net realized gain on
     sale of assets                      29            -           83            -            -            -          112
Unrealized appreciation
     (depreciation) of investments      117            -           (3)         (10)          (2)           -          102
Distributions                          (161)        (170)        (116)          (5)         (10)           -         (462)
Loan repayments                          19           28           12            3            3          (65)           -
Loan disbursements                      (54)         (67)         (38)          (3)          (5)         167            -
Interfund transfers                      20          (14)          (7)           1            -            -            -
Administrative expenses                  (6)          (7)          (6)           -           (2)           -          (21)
                                      -----        -----        -----        -----        -----        -----        -----

     Increase in net assets             386          257          265           24          127          102        1,161

Net assets available for plan
     benefits:

     Beginning of year                  757          943          546           15           29          121        2,411
                                      -----        -----        -----        -----        -----        -----        -----
     End of year                    $ 1,143        1,200          811           39          156          223        3,572
                                      =====        =====        =====        =====        =====        =====        =====











                See accompanying notes to financial statements.      (continued)

                          CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                                        (in thousands)



                                                                 Year Ended December 31, 1992
                                    --------------------------------------------------------------------------------------
                                                  Fixed                      FMI        Dreyfus
                                     Equity       Income       Growth       Common        Bond      Loans to
                                      Fund         Fund         Fund      Stock Fund      Fund     Participants     Total
                                     ------       ------       ------     ----------     ------    ------------    ------
Contributions:
     Employee                       $   303          379          259            -            -            -          941
     Employer                           107          135           86            -            -            -          328
                                      -----        -----        -----        -----        -----        -----        -----

                                        410          514          345            -            -            -        1,269
                                      -----        -----        -----        -----        -----        -----        -----
Investment income:
     Dividends                           25            -            5            -            -            -           30
     Interest                             3           68            1            -            -            -           72
                                      -----        -----        -----        -----        -----        -----        -----
                                         28           68            6            -            -            -          102
                                      -----        -----        -----        -----        -----        -----        -----
Net realized gain on
     sale of assets                       4            -           13            -            -            -           17
Unrealized appreciation
     (depreciation) of investments       64            -          (25)           -            -            -           39
Distributions                          (120)        (165)         (52)           -            -            -         (337)
Loan repayments                           5           14            2            -            -          (21)           -
Loan disbursements                      (58)         (53)         (31)           -            -          142            -
Interfund transfers                     (24)           1          (21)          15           29            -            -
Administrative expenses                  (6)         (11)          (7)           -            -            -          (24)
                                      -----        -----        -----        -----        -----        -----        -----
     Increase in net assets             303          368          230           15           29          121        1,066

Net assets available for plan
     benefits:

     Beginning of year                  454          575          316            -            -            -        1,345
                                      -----        -----        -----        -----        -----        -----        -----
     End of year                    $   757          943          546           15           29          121        2,411
                                      =====        =====        =====        =====        =====        =====        =====









                See accompanying notes to financial statements.

                          CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                                Notes to Financial Statements

                                  December 31, 1993 and 1992

1.   DESCRIPTION OF THE PLAN
     -----------------------
     The following brief description of the Chi-Chi's Inc. Future $avings Plus Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

a.   General:
     -------
     The Plan was established effective January 1, 1991 for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Chi-Chi's, Inc. ("the Company") contributions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"); however, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

     The Company, as plan sponsor, makes contributions to the Plan and pays a portion of the administrative costs. Subject to certain restrictions, the plan sponsor also has the authority and responsibility for the general administration of the Plan. The Chairperson of the Company's Board of Directors is authorized to appoint the members of the Administrative Committee ("the Committee"). The Northern Trust Company, as trustee, has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and a separate Trust Agreement. (See Note 5)

     The Plan covers substantially all regular administrative assistants, assistant managers, managers and corporate office employees of the Company who have completed one year of service, receive regular compensation from a payroll in the United States, and have attained age 21. Participation by eligible employees is voluntary.

b.   Contributions:
     -------------
     Participants may elect to have the Company contribute to the Plan any amount from 2% to 12% of their compensation in 1% increments through payroll deductions. This deferral is a pre-tax deferral, i.e., it is not subject to Federal income tax in the year deferred. The Company makes a matching contribution equal to 50% of each participant's deferral up to 4% of compensation.

c.   Vesting:
     -------
     Participants have a fully vested interest in their contributions plus actual earnings thereon. Company contributions vest at the rate of 25 percent for each year of service by the participant (including service prior to the effective date of the Plan) or upon attainment of age sixty-five, retirement, disability, death or termination of the Plan. The vested amount in a participant's account is normally distributed upon termination of employment. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment, but is restored if the participant becomes an eligible employee within five years after termination. Forfeitures are used to reduce employer contributions.

                          CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                                Notes to Financial Statements

                                 December 31, 1993 and 1992
                                          (Continued)



d.   Participant Accounts:
     --------------------
     As of December 31, 1993 the trustee maintains five investment funds -- the Equity Fund, the Fixed Income Fund, the Growth Fund, the FMI Common Stock Fund and the Dreyfus Bond Fund. Participants may direct their deferrals and Company matching contributions to be placed in any fund or allocated in
multiples of 10% to any combination of these investment funds.   Earnings
derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect to transfer all or any multiple of 10% of the value of their accounts among funds at the beginning of any calendar quarter. Pending investment of the assets in an investment fund, the trustee may temporarily make certain short-term investments.

     Because of certain Internal Revenue Service regulations participants may, with Committee approval, withdraw their deferrals (exclusive of earnings) and Company matching contributions (if the participant is fully vested) only in the event of a financial hardship. The Plan permits participants to borrow from the investment funds. Loans are subject to such rules and regulations as the Committee may adopt, including but not limited to the following: (1) the amount of the loan is subject to certain limitations, (2) the loan bears interest at prevailing rates and repayments are to be made through payroll
deductions, and (3) payment of a processing fee.   Amounts loaned to
participants are treated as invested in such loans and, to the extent unpaid, do not generate any earnings other than interest thereon.

2.   SUMMARY OF ACCOUNTING POLICIES
     ------------------------------
     The financial statements of the Plan are prepared using the accrual method of accounting.

     The Plan's short-term investments consist of money market accounts which are valued at fair value.

     The Plan's investments in common stocks are stated at fair value. Fair value is determined by quoted market prices. Purchases and sales of securities are recorded on a trade date basis.

     The Plan's insurance company contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay certain expenses.

     Certain 1992 balances were reclassified to conform to 1993 presentation.

                          CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                                 Notes to Financial Statements

                                   December 31, 1993 and 1992
                                           (Continued)

3.   INVESTMENTS
     -----------
     Investments consist of the following at December 31, 1993 and 1992:

                                        December 31, 1993      December 31, 1992
                                        -----------------      -----------------
                                                     Fair                   Fair
Description of Investment                Cost       Value       Cost       Value
                                         ----       -----       ----       -----
                                                      (in thousands)

Northern Trust Collective Short-term
  Investment Fund                     $    -      $    -      $   12      $   12

Fidelity Equity Income Fund, Inc.
  (net asset value $33.84 and $29.01
  in 1993 and 1992, respectively)
  (Equity Fund)                        1,011       1,128         712         776

State Street Bank and Trust Company
  Selection Fund (Fixed Income Fund)   1,185       1,185         919         919

Twentieth Century Investors, Inc.
  Select Fund (net asset value
  $39.46 and $38.72 in 1993 and
  1992 respectively)
  (Growth Fund)                          807         804         556         531

Foodmaker, Inc. common stock              46          36           -           -

Dreyfus Short-Intermediate Government
  Fund (net asset value $11.37 in 1993)
  (Bond Fund)                            153         151           -           -

Notes receivable from participants       223         223         121         121
                                       -----       -----       -----       -----
                                      $3,425      $3,527      $2,320      $2,359
                                       =====       =====       =====       =====


4.  FEDERAL INCOME TAXES
    --------------------
    The Plan has received a determination from the Internal Revenue Service indicating that the Plan constitutes a qualified retirement plan and that the Plan is exempt from income tax under the Internal Revenue Code.

5.  SUBSEQUENT EVENT
    ----------------
    In January 1994, Foodmaker, Inc., contributed Chi-Chi's, Inc. to Family Restaurants, Inc. (formerly Restaurant Enterprises Group, Inc.) for an equity interest in the new entity. Upon the contribution of Chi-Chi's, Inc., the administration of the Plan was transferred to Family Restaurants, Inc. The plan assets were transferred to a new trustee.

                                                                     Schedule I

                          CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                                   Schedule of Investments

                                                           December 31, 1993                       December 31, 1992
                                                 ---------------------------------      ---------------------------------


                                                Number of                    Fair         Number of                  Fair
Description of Investment                      Shares/Units       Cost       Value      Shares/Units    Cost        Value
- - ------------------------                       ------------       ----       -----      ------------    ----        -----
                                                                               (in thousands)
Northern Trust Collective Short-term
  Investment Fund                                      -      $     -      $     -           12      $    12      $    12

Fidelity Equity Income Fund, Inc.
  (net asset value $33.84 and $29.01
  in 1993 and 1992, respectively)
  (Equity Fund)                                   33,332        1,011        1,128       26,738          712          776

State Street Bank and Trust Company
  Selection Fund (Fixed Income Fund)                 N/A        1,185        1,185          N/A          919          919

Twentieth Century Investors, Inc.
  Select Fund (net asset value
  $39.46 and $38.72 in 1993 and
  1992 respectively)
  (Growth Fund)                                   20,384          807          804       13,729          556          531

Foodmaker, Inc. common stock                       3,665           46           36          N/A            -            -

Dreyfus Short-Intermediate Government
  Fund (net asset value $11.37 in 1993)
  (Bond Fund)                                     13,246          153          151          N/A            -            -

Notes receivable from participants                   N/A          223          223          N/A          121          121
                                                               ------       ------                    ------       ------
                                                              $ 3,425      $ 3,527                   $ 2,320      $ 2,359
                                                               ======       ======                    ======       ======

                See accompanying Independent Auditors' Report.

                                                                    Schedule II

                          CHI-CHI'S, INC. FUTURE $AVINGS PLUS PLAN

                                   Reportable Transactions




The following schedule of 5% reportable transactions represents the aggregate of such transactions relating to the Chi-Chi's, Inc. Future $avings Plus Plan and the Foodmaker, Inc. Easy$aver Plus Plan, the combined assets of which were maintained at The Northern Trust Company, the Plans' trustee. Through December 31, 1993, the allocable portion of these transactions relating to the Chi-Chi's, Inc. Future $avings Plus Plan was approximately 12%.


                 See accompanying Independent Auditor's Report.

                                                                   SCHEDULE II

                         SCHEDULE OF REPORTABLE 5% TRANSACTIONS
                                12-31-92 THROUGH 12-31-93
                         **************************************
                                  (AS REPORTED BY TRUSTEE)

                                           AVERAGE
                                         PURCHASE OR   TRANSACTION       COST OF        CURRENT          NET GAIN
        DESCRIPTION OF ASSET              SALE PRICE     EXPENSE          ASSET      VALUE OF ASSET      OR (LOSS)
        --------------------             -----------   -----------       -------     --------------      ---------
                                             ($)           ($)             ($)             ($)              ($)
TRANSACTIONS BY ISSUE
- - ---------------------
MFO FIDELITY EQUITY-INCOME FD INC OPEN
END FD
  45,042.30 SHR BOUGHT IN 33 TRANSACTIONS   32.094                    1,445,590.23    1,445,590.23
  34,228.17 SHR SOLD IN 10 TRANSACTIONS     31.301                      894,730.42    1,071,365.47       176,635.05
                                                                                      ------------     ------------
                                                                                      2,516,955.70       176,635.05
                                                                                      ============     ============

MFO 20TH CENTURY INVESTORS INC SELECT SH
CAP OPEN END FD

  25,966.41 SHR BOUGHT IN 28 TRANSACTIONS   41.185                    1,069,430.84    1,069,430.84
  7,774.37 SHR SOLD IN 11 TRANSACTIONS      41.148                      297,568.14      319,896.33        22,328.19
                                                                                      ------------     ------------
                                                                                      1,389,327.17        22,328.19
                                                                                     =============     ============
COLTV SHORT TERM INVT FD

  8,551,380.21 INCREASES IN 300 DAYS                                  8,551,380.21    8,551,380.21
  8,656,924.55 DECREASES ON 340 DAYS                                  8,656,924.55    8,656,924.55             0.00
                                                                                      ------------     ------------
                                                                                     17,208,304.76             0.00
                                                                                     =============     ============
VARIOUS LOANS TO VARIOUS PARTICIPANTS
AT VARIOUS RATES AND VARIOUS
MATURITIES

  1,383,817.59 CV BOUGHT IN 49 TRANS         1.000                    1,383,817.59    1,383,817.59

STATE STREET SELECTION FUND

  2,247,161.26 CV BOUGHT IN 34 TRANS         1.000                    2,247,161.26    2,247,161.26
  1,786,107.62 CV SOLD IN 11 TRANSACTIONS    1.000                    1,786,107.62    1,786,107.62             0.00
                                                                                      ------------     ------------
                                                                                      4,033,268.88             0.00
                                                                                     =============     ============

TRANSACTIONS BY BROKER
- - ----------------------

                NO REPORTABLE TRANSACTIONS OCCURRED WITH ANY ONE BROKER

                                    EXHIBITS

1. Consent of KPMG Peat Marwick.


                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           CHI'S-CHI'S, INC. FUTURE $AVINGS
                                           PLUS PLAN





Date:  June 27, 1994                       By: WILLIAM E. RULON
                                               --------------------
                                               William E. Rulon
                                               Member, Administrative Committee

                                                                 Exhibit 1



                           Independent Auditors' Consent
                           -----------------------------

The Board of Directors
Foodmaker, Inc.:

We consent to incorporation by reference in the registration statement
(No. 33-54602) on Form S-8 of Foodmaker, Inc. of our report dated May 27, 1994, relating to the statements of net assets available for plan benefits of Chi-Chi's, Inc. Future $avings Plus Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the years in the two-year period ended December 31, 1993, and related schedules, which report appears in the December 31, 1993 annual report on Form 11-K of the Chi-Chi's, Inc. Future $avings Plus Plan.

                                                  KPMG PEAT MARWICK

San Diego, California
June 24, 1994